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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                         NIMBUS CD INTERNATIONAL, INC.

                           (Name of Subject Company)

                           CARLTON COMMUNICATIONS PLC
                           NEPTUNE ACQUISITION CORP.

                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                    65439010

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                  DAVID ABDOO
                               COMPANY SECRETARY
                                25 KNIGHTSBRIDGE
                            LONDON SW1X 7RZ ENGLAND
                               011 44171 663 6363

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                                 DAVID M. KIES
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $271,789,056.50                                                  $54,358

* For purposes of calculating the filing fee only. This calculation assumes 23,633,831 shares (equal to the sum of (i) 21,469,754 shares issued and outstanding as of June 15, 1998, according to Nimbus CD International, Inc. (the "Company") and (ii) 2,164,077 shares subject to issuance pursuant to outstanding options under the Company's stock option plans.

**  1/50 of 1% of Transaction Valuation

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Filing Party:

Form or Registration No.:                   Date Filed:

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
                                 SCHEDULE 14D-1

             CUSIP NO. 65439010


    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Carlton Communications Plc

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           WC; OO

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                               / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           England

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           9,373,322

    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           43.7%

   10.     TYPE OF REPORTING PERSON
           CO

                                 SCHEDULE 14D-1

             CUSIP NO. 65439010


    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Neptune Acquisition Corp.

    2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                                           (b) / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS
           AF

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                               / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           9,373,322

    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                                / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           43.7%

   10.     TYPE OF REPORTING PERSON
           CO

Item 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Nimbus CD International, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 623 Welsh Run Road, Guildford Farm, Ruckersville, Virginia 22968.

    (b) The class of the securities to which this statement relates is the Common Stock, par value $.01 per share (the "Shares"), of the Company. The information set forth in the introductory section and Section 1 of the Offer to Purchase ("Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information set forth in the introductory section and in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) The information set forth in Section 9 of the Offer of Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of Carlton Communications Plc, an English public limited company ("Parent"), and Neptune Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Parent, are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

    (e)-(f) During the last five years, neither Purchaser nor Parent, nor, to the best of Parent's knowledge, any of the directors and executive officers of Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the introductory section and in Sections 7, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 9 and 10 of the Offer to Purchase is incorporated herein by reference.

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the introductory section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

Item 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 to the Offer to Purchase is incorporated herein by reference.

Item 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 10 of the Offer of Purchase is incorporated herein by reference.

    (b)-(d) The information set forth in Section 15 of the Offer of Purchase is incorporated herein by reference.

    (e)-(f) Not applicable.

Item 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase, dated June 23

    (a)(2)  Form of Letter of Transmittal with respect to the Shares

    (a)(3) Form of letter, dated June 23, 1998, to brokers, dealers, commercial banks, trust companies and other nominees.

    (a)(4) Form of letter to be used by brokers, dealers, commercial banks, trust companies, and nominees to their clients.

    (a)(5)  Press Release, dated June 17, 1998.

    (a)(6)  Form of newspaper advertisement, dated June 23, 1998.

    (a)(7)  Notice of Guaranteed Delivery.

    (a)(8)  Guidelines for Substitute Form W-9.

    (c)(1) Agreement and Plan of Merger, dated as of June 16, 1998, by and among the Company, Parent and Purchaser.

    (c)(2) Agreement, dated as of June 16, 1998, among Parent, Purchaser and the other parties signatory thereto.

    g(1) Employment Agreement, dated as of June 16, 1998 by and between Purchaser and Lyndon J. Faulkner.

    g(2) Employment Agreement, dated as of June 16, 1998 by and between Purchaser and L. Steven Minkel.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1998                          CARLTON COMMUNICATIONS PLC

                                                                By:         /s/ DAVID ABDOO
                                                                            --------------------------------------
                                                                Name: David Abdoo
                                                                Title: Company Secretary

                                                                NEPTUNE ACQUISITION CORP.

                                                                By:         /s/ THOMAS M. COLLINS, JR.
                                                                            --------------------------------------
                                                                Name: Thomas M. Collins, Jr.
                                                                Title: Vice President and Secretary

                                 EXHIBIT INDEX

EXHIBIT
NO.                                                      DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase, dated June 23, 1998.

(a)(2)     Form of Letter of Transmittal with respect to the Shares.

(a)(3)     Form of letter, dated June 23, 1998, to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4)     Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(a)(5)     Press Release, dated June 17, 1998.

(a)(6)     Form of newspaper advertisement, dated June 23, 1998.

(a)(7)     Notice of Guaranteed Delivery.

(a)(8)     Guidelines for Substitute Form W-9.

(c)(1)     Agreement and Plan of Merger, dated as of June 16, 1998, among the Company, Parent and Purchaser.

(c)(2)     Agreement, dated as of June 16, 1998, among Parent, Purchaser and the other parties signatory thereto.

g(1)       Employment Agreement, dated as of June 16, 1998 by and between Purchaser and Lyndon J. Faulkner.

g(2)       Employment Agreement, dated as of June 16, 1998 by and between Purchaser and L. Steven Minkel.